#770 -800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1999 F: 604-681-0894

MAG Silver Corp.                                                                                                                                                                                                     May 17, 2010

For Immediate Release                                                                                                                                                                                                NR#10-07

MAG SILVER REPORTS FIRST QUARTER FINANCIAL RESULTS

Vancouver, B.C…MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three month period ended March 31, 2010.  For complete details of the First Quarter Interim Financial Statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

The Company’s cash position at March 31, 2010 was $24.2 million. All amounts herein are reported in Canadian dollars unless otherwise specified.  Subsequent to the end of the period the Company agreed to a placement of common shares on a bought deal basis at a price of $7.65 per share for gross proceeds of approximately $35.2 million.  See further details below.

The Company achieved a major moly-gold discovery in 2009 at the Company’s 100% owned Cinco de Mayo property and that property has now attained “stand-alone” importance to the Company.  Drilling to March 31, 2010 clearly demonstrates grade, width and continuity within the Pozo Seco Prime discovery zone with contiguous holes outlining a significant tabular body roughly measuring 1,800 metres long, averaging 250 to 300 metres wide and 50 metres thick.  See further details below.

The Company’s primary asset continues to be its 44% holding in Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) which in turn owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  The remaining 56% of Minera Juanicipio is owned by the joint venture operator, London Stock Exchange listed Fresnillo plc (“Fresnillo”).

Accounts receivable at March 31, 2010 totaled $2,061,527 while accounts payable and accrued liabilities amounted to $2,338,710.  Accounts receivable were comprised primarily of value added taxes repayable to the Company by the Government of Mexico.  Accounts payable were due mainly for drilling programs conducted on the Company’s Mexican projects other than the Juanicipio property and for professional fees and overhead expenses.  The Company incurred $2,980,706 on the exploration on its own projects during the period as compared to $7,259,896 for the same period in 2009.  Exploration activity in the current period was focused on its 100% owned Cinco de Mayo property, where $2,525,266 in exploration expenditures was incurred and 15,645 metres drilled. Exploration costs for the Company’s other projects (Salemex, Lagartos SE, Batopilas, and Nuevo Mundo) in the quarter amounted to $455,440.

The Company’s loss for the three months ended March 31, 2010 amounted to $2,167,333 or $0.04 per share as compared to $5,161,757 or $0.10 per share for the same period last year. There were no mineral property write-offs in the current quarter (2009: $3,150,255).  Included in the loss for the period was stock compensation expense (a non-cash item) totaling $1,159,401 (2009: $49,846). Excluding stock compensation expense and the mineral property write-offs the net loss for current quarter was $1,007,932 (2009: $1,961,656).  In late 2008 and in 2009 MAG was exposed to substantial professional and administrative costs as a result of Fresnillo’s intended hostile bid announced in late 2008 and withdrawn in June 2009.  As a result, the current loss was lower than that for the 2009 first quarter.  During the quarter legal costs amounted to $168,990 (2009: $625,473), management and consulting fees amounted to $249,780 (2009: $499,107), and shareholder relations costs amounted to $134,716 (2009: $233,077); all decreased in comparison to the same quarter last year.

Juanicipio Property

As a result of Fresnillo’s attempted hostile bid for MAG in late 2008 and into 2009, the Company was exposed to substantial professional and administrative costs in 2009, particularly for take-over defence and the protracted proceedings in front of the OSC.  The Company has also experienced substantial and ongoing costs related to the initiation of arbitration proceedings with the International Chamber of Commerce (ICC) in Paris in accordance with the terms of the Minera Juanicipio Shareholders Agreement.  The Company is seeking a ruling as to whether or not Fresnillo may acquire control of the Company on a hostile basis in breach of the standstill provisions contained in the Shareholders Agreement governing Minera Juanicipio, and is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement.  The arbitration proceeding with Fresnillo is ongoing and there will be associated legal and administrative costs going forward.  The costs associated with this proceeding are expected to be significantly lower than the legal and administrative costs experienced in the 2009 fiscal year.

At a Minera Juanicipio board meeting in December of 2009, an exploration budget of US $4.4M (100%) for 2010 was approved including a carryover of an unspent US$400,000 from the 2009 budget for an additional 2,000 metres of drilling. On March 16, 2010, an amendment to the 2010 exploration budget was approved to include a further US$1.5 million (100%) engineering budget for a prefeasibility study.  Notwithstanding MAG's view that in accordance with best industry practice the current geological understanding of the Valdecañas Vein justifies commencement of a pre-feasibility study, Fresnillo has required that commencement of the prefeasibility study be subject to completion of a resource audit and update planned for June 2010 whereby at least 50% of the total contained silver can be categorized as an indicated resource.  To the end of 2009, almost 47% of the total contained resource ounces were classified as indicated.  A 10 hole program utilizing 4 drills on the Valdecañas Vein is presently underway and is targeted for completion by June 2010.

In the three months ending March 31, 2010, Fresnillo, as the operator, has completed 7,774 metres of drilling on the property.  Some of the recent assay results from the Valdecañas Vein include a deep hole MH which returned 2.90 metres of 481 grams per tonne (g/t) silver, 0.94 g/t gold, 2.43% lead and 6.01% zinc.  For the three month period ended March 31, 2010 the Company’s 44% share of joint venture expenditures amounted to $496,462.  Presently there are a total of six drills in operation.  The Company has given Fresnillo notice that MAG supports a more rapid development program for the Valdecañas Vein.

Cinco de Mayo

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named “Pozo Seco” in the western part of the project area.  Although still at an early stage of understanding it is evident that Pozo Seco is developing substantial size and grade potential.  Drilling to March 31, 2010 clearly demonstrates grade, width and continuity within the Pozo Seco Prime discovery zone with contiguous holes outlining a very significant tabular body roughly measuring 1,800 metres long, averaging 250 to 300 metres wide and 50 metres thick. Successful, large, step outs through alluvial cover indicate that this body remains open in several directions.

Overall, drilling at Cinco de Mayo has encountered strong CRD/skarn style mineralization and alteration throughout an area roughly 8 by 16 kilometres, with very few drillholes completely lacking mineralization. Drilling at Cinco de Mayo during the first quarter totalled 15,645 metres. To date, the Company has drilled a cumulative 108,748 metres on the property, in 227 holes.  Drilling at Pozo Seco is continuing with 5 machines: (2 dedicated to in-fill drilling, 1 focused on extending the moly-gold zone and 2 seeking large-scale replacement and skarn mineralization).

Exploration and Outlook

The Company approved a 2010 budget of approximately $15 million, of which approximately $4.5 million has been expended to March 31, 2010.  Of the 2010 budget, $2.9 million is allotted for the Company’s 44% share of Minera Juanicipio’s US$4.4 million 2010 exploration budget plus 44% of a US$1.5 million engineering budget approved March 16, 2010.  From MAG’s remaining budget of $12.1 million, the remaining exploration component of $7.1 million is earmarked for nine 100% MAG-owned properties in Mexico, including $5 million at Cinco de Mayo and $1.3 million at Lagartos SE.  Planned expenditures include the diamond drilling of almost 27,000 metres of core on these two properties, air and ground based geophysical surveys, trenching, road building, mapping, sampling, geological modeling, surface rights acquisitions, taxes and land payments and overhead costs.

The Company intends to continue with its efforts to affirm its rights in its joint venture with Fresnillo and to demand performance on the Juanicipio Project.  The Company also intends to grow its independent project portfolio through successful exploration.

Subsequent to March 31, 2010 the Company announced that it had agreed to a financing with a syndicate of underwriters on bought deal basis by way of a short form prospectus, for the placement of 4,603,500 common shares, including an over allotment provision, at a price of $7.65 per common share for gross proceeds of approximately $35.2 million. The offering is expected to close on or about May 18, 2010 and is subject to Company receiving all necessary regulatory approvals. The net of proceeds of the offering will be to fund development of Juanicipio and Cinco de Mayo as well as for working capital.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and Fresnillo are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE.A under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Frank Hallam"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Please Note:

Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html